COMPREHENSIVE DISTRIBUTION AGREEMENT

—BETWEEN —

DATED: March 20, 2019

Tauriga Sciences Inc. (OTCQB: TAUG) (“TAUG” or “Tauriga”) 555 Madison Avenue, 5th Floor

New York, NY 10022

And

E & M Ice Cream Co. (“E & M”)

701 Zerega Avenue

Bronx, NY 10473

Re: Distribution of Tauriga’s CBD Infused Chewing Gum Product Line (Branded as Tauri-Gum™) focusing on the New York City Metropolitan Area Retail Marketplace.

WHEREAS, Tauri-Gum™ is a Brand owned by Tauriga Sciences Inc. (“TAUG”) — Trademark Protection filed for by TAUG with the USPTO during December 2018

WHEREAS, E& M Ice Cream Co. (“E & M”) is a major ice cream distribution Company with a substantial presence in the New York City Metropolitan Area; and currently distributes product(s) to thousands of stores in the above-referenced marketplace

Tauriga Sciences Inc. has made an important corporate decision to largely focus its ongoing (March 2019) Tauri-Gum™ commercial product launch on the New York City Metropolitan Retail Marketplace. The Company believes that its relationship(s) with NYC based distribution firm(s), is a true competitive advantage. The Company also believes that the high income/ large population of Manhattan (and the New York City Metropolitan Area) combined with the fact that there are many convenient stores and up-scale specialty stores – renders this market as desirable.

Tauriga believes firmly that in a nascent, complex, and fast-growing industry (such as the legal CBD Infused edible products industry), distribution in and of itself is the best type of marketing (initially). The ability for Tauri-Gum™ to be placed into a large number of New York City Metropolitan Area stores (in a minimal duration of time), represents a major competitive advantage for Tauriga – and one that it wishes to exploit to its fullest.

Terms of this Distribution Agreement: RESPONSIBILTIES of TAURIGA SCIENCES INC.

1)	Tauriga Sciences Inc. shall tender a one-time cash payment of $125,000 US to E & M, within 5 business days of the execution of this Distribution Agreement (the “Agreement”)

2)	Tauriga Sciences Inc. shall issue to E & M, a one-time stock issuance of 1,000,0000 shares of TAUG (rule 144 issuance – 6 month restriction from date that this Agreement is mutually executed). E & M shall reserve the right to subjugate this issuance into smaller issuances (aggregating 1,000,000 TAUG shares), to any 3rd parties (individual or corporate that it sees fit). This share issuance shall occur within 15 days from date of execution of this Agreement (however for the purpose of Rule 144, shall revert to or tack back to the date at which this Agreement is mutually executed and deemed “Effective”).

3)	Tauriga Sciences Inc. agrees to obtain approval from E & M, prior to disseminating any public news or information about this Distribution relationship or business activities/event(s) that derive from such relationship.

4)	Tauriga Sciences Inc. is amenable to increase its allocation of resources (i.e. cash contributions), should E & M believe that such allocation of additional resources could be in the best interest of enhancing the Tauri-GumTM brand and or its market share.

ABOUT TAURIGA SCIENCES INC.

Tauriga Sciences, Inc. (TAUG) is engaged in building business through the development, distribution, and licensing of proprietary products as well as the evaluation of potential acquisition opportunities. One such opportunity on which the Company has acted, involves the Company having entered into the cannabidiol (or “CBD”) infused chewing gum product business, as more fully described above and in prior press releases. This CBD infused chewing gum product has been branded under the following name: Tauri-GumTM. See also our periodic reports filed by us with the SEC for a more complete description of our business and material agreements that we have entered into. Further, the Company continues to identify and evaluate additional potential opportunities to generate revenue, as well as shareholder value, and leverage its resources and expertise to build a diversified and sustainable business model. Please visit our corporate website at www.tauriga.com.

In addition, on March 11, 2019, the Company announced the official launch of its E-Commerce site - as part of its Tauri-GumTM commercialization strategy. This site can be accessed by visiting the following URL address: www.taurigum.com

RESPONSBILITES of E & M Ice Cream Co.

1)	E & M will establish distribution strategy and infrastructure to Support Tauri-GumTM commercial launch, with respect to the New York City Metropolitan Area (with a primary focus on Manhattan).

2)	E & M will assemble an inventory tracking system, personnel who shall both deliver Tauri-GumTM to the physical stores and provide maintenance services (such as deliver more inventory, if Tauri- GumTM product has sold out at a store location or store locations).

3)	Provide TAUG with marketing advice or marketing strategies with the goal to further strengthen Tauri-GumTM as a brand as it attempts to penetrate and gain market shares in the New York City Metropolitan Area Marketplace.

4)	Assist Tauriga Sciences in placing its Tauri-GumTM product in 300- 500 New York City Metropolitan area stores/retail locations (between now & end of April 2019).

5)	Best efforts to assist Tauriga Sciences Inc. in placing its product/product line in 1,000+ stores in New York City Metropolitan Area over the period of the next 12 months. Tauriga fully acknowledges that this expansion of Tauri-GumTM market presence will fully depend on strong indications of market acceptance (and consumer demand) during the first “roll out phase” (as defined by the placement of Tauri-GumTM in these initial 300-500 stores, as refenced above).

ABOUT E & M ICE CREAM Co.

E & M Ice Cream Co. is a Bronx, NY headquartered diversified ice cream distribution company (also distributes non frozen goods) that focus its efforts mainly on the New York City Metropolitan Area marketplace. Founded in the year 2003, E & M distributes its products to many thousands of stores (convenient stores, delis, pharmacies, supermarkets, specialty stores, etc.) and generates annual revenue well in excess of $100,000,000. E & M also owns the hundreds of trucks that comprise its distribution infrastructure as well as many thousands of freezers that are placed, physically, within the NYC Metro area stores and shops.

Signed on Behalf of Tauriga Sciences Inc.

/s/ Seth M. Shaw	03/17/2019
Chief Executive Officer	Date:

/s/ Thomas J. Graham	03/17/2019
Board Member, Chair of Audit Committee	Date:

/s/ David L. Wolitzky	03/17/2019
Board Member, Independent Member	Date:

Signed on Behalf of E & M Ice Cream Co.

/s/ Martin T. Kelly
Founder, President & Managing Director	Date:04/01/2019